SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2014

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2014, incorporated by reference herein:

Exhibit

99.1 Release dated April 4, 2014, entitled "UPDATE ON COMMISSIONING OF FINE GRIND AND FLOTATION CIRCUIT ("FFG")".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 4, 2014

By: /s/ Themba Gwebu
  Name: Themba Gwebu
  Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

UPDATE ON COMMISSIONING OF FINE GRIND AND FLOTATION CIRCUIT ("FFG")

DRDGOLD shareholders are referred to previous announcements published by the Company regarding the construction and commissioning of its new FFG. The FFG has been installed at the Company's Ergo operation and involves the introduction of a flotation circuit, a set of fine grind mills and a cyanide leach and carbon in pulp ("**CIP**") circuit, the new "**High Grade Section**".

Whilst the FFG has achieved positive float and grinding results, the CIP section has as yet not stabilised and appears to have also contributed to metallurgical instability encountered downstream in the existing carbon in leach ("**CIL**") circuit, "**Low Grade Section**".

Incessant rains during February and March and surges, dips and interruptions in the power supply during this period have negatively impacted both the High Grade and Low Grade Sections, contributing to the metallurgical instability of both sections.

Summary of Process
For ease of reference, a very basic summary of the FFG process flow, and its interaction with the Low Grade Section is provided.

Slurry is sourced from various reclamation sites into the Ergo plant. This slurry (the "**Feed**") is pumped through three banks of flotation cells to create a concentrate (the "**Concentrate**") that contains gold bearing pyrites. The Concentrate enters a set of fine grind mills to break down the pyrites and free up gold which would otherwise have remained shielded from the metallurgical extraction process to follow. (Gold trapped in these pyrites is the main target of the FFG and the reason for its construction).

This fine pulp then enters a high grade leach circuit, where cyanide is added to dissolve the gold in the pulp. From here the concentrate is pumped to the CIP section where activated carbon is added and the dissolved gold is absorbed onto the carbon. The "loaded" carbon is processed through an elution circuit, where the gold is stripped off the carbon into solution. This solution then flows through a series of electro-winning cells where the gold is electroplated onto electrodes. Periodically the gold is washed off the electrodes, calcined and smelted into dore bars.

The remaining 96% of the Feed leaves the flotation circuit and enters the Low Grade Section. It first enters a series of three thickeners to increase its density before it is pumped into the main CIL tanks. It is essential that the thickeners are in good working order and stable, because the high grade tail can only enter the Low Grade Section once it has been "thickened". Their purpose is to increase the density of the Feed, failing which the carbon that is introduced later in the process will sink to the bottom of the CIL tanks, and not remain in suspension.

A similar process as that described above then follows – cyanide and carbon are introduced to first dissolve and then load the gold onto carbon before it enters the elution circuit.

Update on Commissioning
The FFG and CIP circuit came into full operation during mid-January 2014 following the commissioning of a third thickener and, with the exception of late February to mid-March when incessant rains interrupted reclamation activities and caused a number of electricity supply interruptions, utilisation was generally good. Flotation efficiency was consistent with the target range as was the performance of the fine grind mills. Sampling results show that the amount of gold remaining in solids (the so-called "washed residue grade") reduced to within target range suggesting that gold that previously remained inert within the pyrites was now driven off and became soluble.

Loaded carbon values remained well below target range in both the higher grade CIP and the main lower grade CIL circuit, though, indicating that the gold remained in solution and did not adsorb onto carbon. This may to some extent be attributable to poor carbon efficiency caused by volatile density levels in the Feed at various stages in the process as well as excessive rain and ongoing reliability issues with the thickeners that manage the flow of Feed into the main CIL. Reagents used in the flotation cells may also be a contributing factor, however, this needs to be determined.

At this point in time, both carbon circuits of the plant, the High Grade Section and the Low Grade Section are unstable and are operating well below target range.

Remedial Measures
The challenges faced during the commissioning of the FFG are metallurgical as opposed to technical. The mills continue to operate efficiently but gold continues to stay in solution resulting in low carbon efficiency in both circuits.

In order to isolate the cause of the low carbon efficiency, the high level of dissolved losses and lower than expected gold production, the Company has decided to temporarily suspend the High Grade Section, stabilise the main CIL circuit and isolate and measure each dynamic that could impact on the carbon efficiency of this circuit. This will allow the main CIL circuit, being the original circuit with which DRDGOLD is highly familiar, to return to target levels whilst metallurgical challenges are resolved. Ergo shall further use this opportunity to address design risks and counteract the effects of irregular power supply.

Stabilisation of the main CIL circuit could take up to a month and completion of the required test work, a further three to four months.

The development and installation of a number of measures to counteract dips, surges and interruptions in electricity supply is also required. The flotation circuit is automated and trips whenever the electric current dips or surges. In order to prevent silting up of the float cells in future, drain valves will also be installed during this period.

Diesel generators drive the rakes in the thickeners in the event of a power interruption but not the thickener underflow-pumps. Accordingly, Ergo shall install circulating pipe-lines and auxiliary power supply to the underflow pumps so as to continue the circulation of material in the thickeners during trip-outs and to prevent them from silting down.

Impact on Operations
As a result of the problems experienced in recent months, gold production has decreased by up to 14% and operating unit costs have increased by up to 24% during the quarter ended 31 March 2014. Management's concerted effort to decrease operational and capital expenditure and a higher gold price, have prevented cash outflows and maintained the Company's net cash position during this period.

Roodepoort
4 April 2014

JSE sponsor and debt sponsor:
One Capital